Exhibit 99.1

GoldMining Discovers Gold and Copper Mineralization in Drilling 1 km from the São Jorge Deposit, Brazil

Designated News Release

Vancouver, British Columbia – September 9, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report final drill assay results from the previously announced diamond drilling program, and a progress update for the ongoing auger drilling program, at the Company’s 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district ("Tapajós"), Pará State, Brazil.

Highlights include:

o

The two most recent diamond drill holes successfully identified new gold and copper mineralization approximately 1 kilometre (“km”) northwest of the São Jorge gold deposit (the “Deposit”) in areas that had no previous drilling. Assay results include:

o	Drill hole SJD-123-24:

■	10 m at 0.66 grams per tonne (g/t) gold (Au) from 93 metres (m) depth, including:

●	2 m at 1.65 g/t Au from 93 m depth.

o	Drill hole SJD-124-24:

■	28 m at 275 ppm (0.0275%) copper (Cu) from 28 m depth.

o

The ongoing shallow auger drilling program has returned very encouraging indications of new zones of primary gold mineralization at the William South target located approximately 2 km north of the Deposit. Several auger drill holes delivered high-grade intercepts within the top of weathered bedrock, directly underlying large high-tenor surface soil anomalies. Highlight drill intercepts include:

o	1 m at 17.14 g/t Au from 12 m depth

o	1 m at 8.01 g/t Au from 6 m depth

o	1 m at 3.78 g/t Au from 10 m depth

Alastair Still, Chief Executive Officer of GoldMining, commented: “The exploration program at São Jorge completed to date has significantly advanced our geological knowledge in the São Jorge district, including better defining the high-grade core of the São Jorge deposit. The recent step-out core drilling program has identified mineralization approximately 1 km away from the existing mineral resource in an area with no previous drilling. In addition, our team has assembled exciting evidence for potential additional corridors of mineralization on the regional scale property, which were diligently identified via gold-in-soil sampling and now have been confirmed through auger drilling to include a bedrock source containing high-grade gold.”

Tim Smith, Vice President of Exploration of GoldMining, commented: “To complement the encouraging gold mineralization intersected in step-out core and auger drilling, drill hole SJD-124-24 intersected a broad zone of strongly anomalous copper which is encouraging as the Tapajos district is known to contain porphyry-style copper +/- gold mineralization. Further, gold mineralization intersected in SJD-123-24 is consistent with our thesis of an extensive high-strain corridor that could host additional gold mineralization northwest and southeast along strike of the Deposit as a component of a regional scale gold-bearing mineral system.”

Figure 1 – Tapajós Gold District and location of the São Jorge Project.

São Jorge Drill Program Overview

The Company commenced drilling at São Jorge in May 2024 (see news release dated May 29, 2024). The objectives of the program included confirmatory drilling within and near the margins of the existing São Jorge gold deposit (the "Deposit"), as well as exploratory drilling of identified gold targets within 1-2 km of known mineralization in areas with no previous drilling.

The diamond core drilling component of the program consisted of 1,077 m over five holes, and the ongoing 3,000 m auger drilling program is approximately two thirds complete, with assays received from approximately one third of the projected program. Assay results for the latest two diamond drill holes (SJD-123-24 and SJD-124-24) have been received, which combined with the previously released holes, SJD-120-24 to SJD-122-24 (see news releases dated June 18 and July 9, 2024), successfully concludes the current phase of diamond core drilling planned for São Jorge. The latest holes have identified new gold and copper mineralization approximately 1 km northwest of the existing deposit in an area that had not been previously drilled.

Ongoing auger drilling, focused in an area located approximately 2 km north of the São Jorge deposit to follow up on the large high tenor ‘William South’ gold-in-soil anomaly, has returned very encouraging indications of primary gold mineralization in bedrock which highlights that the large, regional-scale property has potential to host additional corridors of mineralization that can be further tested by core drilling.

São Jorge lies within the active and rapidly developing Tapajós Gold District (see Figure 1), which is estimated to have produced over 20 million ounces of gold historically from artisanal mining of surface deposits, according to the Brazil National Mining Agency. The Tapajós is home to Serabi Gold Plc.’s producing high-grade underground Palito Mine and G Mining Ventures Corp.’s ("G Mining") brand new Tocantinzinho Gold Mine, which recently declared commercial production (see G Mining news release September 3, 2024).

São Jorge is located immediately adjacent to paved Hwy BR-163 and a new 138 kV powerline corridor, which ties into the district electrical grid recently constructed for the Tocantinzinho Gold Mine. Exploration activities at São Jorge are operated from a permanent camp near the existing Deposit and just 3 km from the highway.

Figure 2 – São Jorge Project drilling locations, including diamond core holes SJD-123-24, SJD-124-24, previously reported core drill holes, and the ongoing auger drilling. Cross section line ‘A-A’ is indicated for core holes SJD-123-24 & SJD-124-24 - see Figure 4.

Diamond Core Drilling Program

Highlights of the confirmatory component of the drilling program included drill holes SJD-120-24 (see news release dated June 18, 2024) with an interval of 163 m at 1.02 g/t Au, and SJD-121-24 and SJD-122-24 (see news release dated July 9, 2024) with intervals of 18 m at 0.70 g/t Au and 19 m at 1.24 g/t Au respectively.

SJD-123-24 and SJD-124-24 – new drilling reported in this release - comprised step-out drilling located approximately 1 km to the northwest of the Deposit, testing coincident geochemical and geophysical anomalies interpreted to form an extension of the São Jorge high-strain corridor (see Figure 2). SJD-123-24 and SJD-124-24 tested strong and broad gold- and copper-in-soil surface anomalies, respectively. See Tables 1 and 2 for further information regarding the diamond core drilling.

Gold mineralization encountered in SJD-123-24 is similar in style to that in the São Jorge deposit, comprising fracture-controlled sulphide ± quartz veins, with the sulphides consisting of dominant pyrite with lesser chalcopyrite. This helps support our geological model that gold mineralization may extend along a broad high-strain corridor co-incident locally with a contact between monzogranite and syenogranite The sheared contact between monzogranite and syenogranite, which at the Deposit forms the southern boundary of the São Jorge high-strain corridor, was not intersected in the shallow depth drilled in SJD-123-24, thus follow-up drilling is warranted both across and along strike (see Figure 3 for a cross-section of SJD-123-24 and SJD-124-24).

The elevated copper encountered in SJD-124-24 is interpreted as a possible hydromorphic dispersion layer in saprolite, see Figure 3, formed from the in situ weathering of granitoid rock and the redistribution of mobile metals by ground water. It may form a horizontal blanket-shaped plume of elevated copper, concentrated between the base of complete oxidation ("BOCO") and top of fresh rock ("TOFR"), which is the typical location for hydromorphic mobilization of soluble metals in a lateritic weathering profile such as in the Tapajós district of the Brazilian Craton. The strongly anomalous Cu zone in SJD-124-24 contains approximately 20 times the typical background of copper levels normally found in granitoid rocks, and the location, continuity and tenor of the anomalous copper values may indicate an underlying bedrock source of copper mineralization in close proximity. Deeper sections of SJD-124-24 intersected thin discrete sulphide bearing veins with dominant pyrite and chalcopyrite, thus confirming a possible source of the elevated copper in bedrock. Hydromorphic dispersion halos may extend for 10s to 100s of meters from the source bedrock mineralization, therefore follow-up drilling is warranted to further explore and confirm the potential source, tenor and style of copper mineralization responsible for the broad halo of copper enrichment in the weathering profile.

Figure 3 – São Jorge High-Strain Corridor drill hole cross-section, located approximately 1 km west along strike of the Deposit, showing the location of recently completed SJD-123-24 and SJD-124-24; facing northwest (see section trace on Figure 2).

Auger Geochemical Drilling Program

A power auger drilling program comprising an initial program of 3,000 meters for approximately 200 holes is underway at the Project. The auger program is initially targeting the high priority ‘William South’ area located approximately 2 km north of the São Jorge deposit. William South comprises a broad high-tenor zone of anomalous gold-in-soil (see Figures 2 and 4), measuring approximately 2 km x 2 km with soil assays peaking at 2,163 ppb Au (2.163 g/t Au).

To date assays have been received for 101 holes completed at the William South target. From the initial drill results, approximately 25% of all holes have returned assay results greater than 100 ppb (0.1 g/t) Au, confirming the presence of gold mineralization in weathered bedrock. Note that background gold values in both residual weathered bedrock and overlying transported soils, is expected to range from nil to 1-2 ppb Au, thus values of greater than 10 -25 ppb Au are considered to be ‘elevated’ and greater than 100 ppb Au to be ‘highly anomalous’.

The auger drilling comprises a powered 20 centimetre diameter rotary drill head capable of penetrating to 15-20 m depth. A geologist or technician supervises the drilling to log the drill cuttings and distinguish transported overburden from in situ weathered bedrock. Sampling is conducted on 1 m intervals with assaying to 5 ppb Au detection. The drill method is open-hole, therefore contamination and/or dilution of precious metal grades by material from higher in the hole is possible. However, the low detection limit assay results, coupled with interpretation of the geological profile, provides a quick, cheap and effective direct mapping of the presence of gold mineralization in the uppermost portion of the residual weathered bedrock profile. This information can be used to guide follow-up exploration drilling using larger equipment such as reverse circulation (RC) or diamond core drilling. The auger drilling assay results received to date are illustrated in Figure 2, and details are provided in Tables 3 & 4.

Auger drilling at William South has to date returned very encouraging indications of primary gold mineralization in bedrock, which confirms an in situ source of the gold-in-soil anomaly and encourages more widespread application of auger drilling – a cheap and rapid sub-surface geochemical test – across other gold-in-soil anomalies within the Project. Furthermore, the confirmation of a bedrock gold source beneath the William South soil anomaly suggests that the large, regional-scale Project has potential to host additional corridors of mineralization that can be further tested by deeper RC or core drilling methods to define new bedrock gold discoveries. Several additional target areas are planned for auger drill testing over the coming months, see Figure 4.

William South Trend
SJD-124-24
SJD-123-24
São Jorge High-Strain Corridor
SJD-121-24
SJD-122-24
São Jorge Gold Deposit
SJD-120-24
Camp & Core
Processing Facilities
Hwy BR-163 - 3km
São Jorge South - Wellington South Trend
?
?
Planned Auger Holes
Pending Results
São Jorge High-Strain Corridor
Possible Parallel Corridors
Gold Grades in Auger Drilling
(in bedrock)
< 0.1 g/t Au
≥ 0.1 g/t Au
Gold-in-Soil
≥10 ppb
GOLDMINING
SÃO JORGE PROJECT
Pará State, Brazil
Drilling Plan Map
09/09/2024
UTM SAD 69
0
250
500
m
655800
656400
657000
657600
658200
658800
9284400
9283800
9283200
9282600
9282000
9281400
9280800

Figure 4 – São Jorge High-Strain Corridor (centre of image) and possible parallel prospective linear trends, defined by gold-in-soil anomalies and supported by geophysical interpretation and further being confirmed by the ongoing auger drilling program. Numerous high tenor gold-in-soil anomalies, occurring within a broader +10 ppb Au anomaly, will be followed up with auger drill grids, which are shown by the green symbols.

For additional information regarding the São Jorge Project, including existing resource estimates and historical work at the project, please refer to the technical report titled “São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources”, prepared for the Company and dated effective May 31, 2021, which is available under the Company’s profile at www.sedarplus.ca.

Table 1 – São Jorge assay intercepts from the 2024 diamond core drilling program, received as of September 9, 2024.

Hole Number	Interval From (m)	Interval To (m)	Core Length[1] (m)	Au Grade (g/t)	Cu Grade (ppm)
SJD-120-24	44.00	207.00	163.00	1.02	-
SJD-120-24	44.00	64.00	20.00	1.37	-
Including	45.00	50.00	5.00	2.82	-
Including	45.00	46.00	1.00	7.25	-
SJD-120-24	69.00	70.00	1.00	3.03	-
SJD-120-24	74.00	75.00	1.00	5.05	-
SJD-120-24	95.00	132.00	37.00	2.26	-
Including	97.00	98.00	1.00	11.47	-
Including	102.00	104.00	2.00	12.22	-
SJD-120-24	148.00	159.00	11.00	1.00	-
Including	152.00	155.00	3.00	2.31	-
SJD-120-24	166.00	179.00	13.00	1.35	-
SJD-120-24	195.0	207.0	12.00	1.15	-
including	201.00	206.00	5.00	2.24	-
Including	205.00	206.00	1.00	7.29	-
SJD-120-24	249.00	250.00	1.00	1.07	-
SJD-120-24	259.00	260.00	1.00	1.27	-
SJD-120-24	265.00	266.00	1.00	3.74	-
SJD-121-24	49.00	52.00	3.00	1.31	-
SJD-121-24	86.00	104.00	18.00	0.70	-
Including	88.00	96.00	8.00	1.14	-
SJD-121-24	191.00	196.00	5.00	0.75	-
SJD-122-24	32.00	35.00	3.00	0.80	-
SJD-122-24	61.00	80.00	19.00	1.24	-
Including	68.00	75.00	7.00	2.98	-
Including	72.00	73.00	1.00	15.67	-
SJD-122-24	110.00	114.00	4.00	0.47	-
SJD-123-24	93.00	103.00	10.00	0.66	-
Including	93.00	95.00	2.00	1.65	-
SJD-124-24	28.00	56.00	28.00	-	275

Notes:

1.	True widths are estimated to be approximately 66% of downhole length, assuming primarily steeply dipping vein-hosted mineralization.

Table 2 – São Jorge 2024 diamond core drill hole collar location coordinates.

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Azimuth (Degrees)	Dip (Degrees)	Status
SJD 120-24	657535	9282655	209.45	271.84	335	-50	All assays received
SJD 121-24	656807	9283159	211.50	200.34	180	-50	All assays received
SJD 122-24	656810	9283020	214.90	126.43	180	-50	All assays received
SJD 123-24	656065	9283800	203.10	251.39	230	-50	All assays received
SJD 124-24	656360	9284004	223.29	226.51	215	-50	All assays received

Table 3 – São Jorge bedrock assay intercepts from the 2024 auger drilling program, received as of September 9, 2024

Hole Number	Interval From (m)	Interval To (m)	Sample Length[1] (m)	Au Grade (g/t)
SJTRD-047-24 to SJTRD-053-24	No Significant Result
SJTRD-054-24	9.00	10.00	1.00	0.22
SJTRD-055-24	10.00	11.00	1.00	0.96
SJTRD-056-24 to SJTRD-076-24	No Significant Result
SJTRD-077-24	7.00	9.00	1.00	3.05
SJTRD-078-24	No Significant Result
SJTRD-079-24	4.00	5.00	1.00	0.12
SJTRD-080-24	5.00	6.00	1.00	0.18
SJTRD-081-24	4.00	5.00	1.00	0.32
SJTRD-082-24	8.00	9.00	1.00	2.03
And	12.00	13.00	1.00	17.14
SJTRD-083-24	No Significant Result
SJTRD-084-24	17.00	18.00	1.00	0.92
SJTRD-085-24	No Significant Result
SJTRD-086-24	6.00	7.00	1.00	8.01
SJTRD-087-24 to SJTRD-089-24	No Significant Result
SJTRD-090-24	9.00	10.00	1.00	0.83
SJTRD-091-24	9.00	11.00	2.00	1.47
SJTRD-092-24 to SJTRD-095-24	No Significant Result
SJTRD-096-24	6.00	7.00	1.00	0.28
SJTRD-097-24	No Significant Result
SJTRD-098-24	6.00	8.00	2.00	0.38
SJTRD-099-24 to SJTRD-107-24	No Significant Result
SJTRD-108-24	10.00	11.00	1.00	0.10
SJTRD-109-24	9.00	10.00	1.00	0.11
SJTRD-110-24	7.00	8.00	1.00	0.21
SJTRD-111-24	No Significant Result
SJTRD-112-24	5.00	6.00	1.00	0.19
SJTRD-113-24	10.00	11.00	1.00	0.17
SJTRD-114-24 to SJTRD-120-24	No Significant Result
SJTRD-121-24	8.00	9.00	1.00	0.11
SJTRD-122-24 to SJTRD-123-24	No Significant Result
SJTRD-124-24	9.00	11.00	2.00	2.06
Including	10.00	11.00	1.00	3.78
SJTRD-125-24 to SJTRD-127-24	No Significant Result
SJTRD-128-24	13.00	14.00	1.00	0.78
SJTRD-129-24 to SJTRD-142-24	No Significant Result

Notes:

1.	True widths are unknown given the vertical hole angle and limited depth of drill penetration.

Table 4 – São Jorge 2024 auger drill hole collar location coordinates.1

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Status
SJTRD-047-24	656598	9284613	210	20	All assays received
SJTRD-048-24	656712	9284447	211	15	All assays received
SJTRD-049-24	656709	9284505	214	14	All assays received
SJTRD-052-24	656701	9284550	215	14	All assays received
SJTRD-051-24	656651	9284700	215	8	All assays received
SJTRD-050-24	656650	9284650	219	11	All assays received
SJTRD-055-24	656650	9284600	218	13	All assays received
SJTRD-054-24	656601	9284600	217	12	All assays received
SJTRD-053-24	656601	9284650	221	10	All assays received
SJTRD-056-24	656603	9284701	215	7	All assays received
SJTRD-057-24	656401	9284500	219	14	All assays received
SJTRD-058-24	656402	9284550	222	12	All assays received
SJTRD-059-24	656402	9284600	223	11	All assays received
SJTRD-060-24	656401	9284635	219	10	All assays received
SJTRD-061-24	656350	9284600	218	9	All assays received
SJTRD-062-24	656351	9284550	220	13	All assays received
SJTRD-063-24	656357	9284500	207	14	All assays received
SJTRD-064-24	656361	9284445	225	13	All assays received
SJTRD-065-24	656602	9284559	216	14	All assays received
SJTRD-066-24	656603	9284568	226	13	All assays received
SJTRD-067-24	656603	9284578	201	14	All assays received
SJTRD-068-24	656604	9284588	209	13	All assays received
SJTRD-069-24	656607	9284598	230	14	All assays received
SJTRD-070-24	656618	9284600	203	12	All assays received
SJTRD-071-24	656599	9284624	205	16	All assays received
SJTRD-072-24	656598	9284631	207	18	All assays received
SJTRD-073-24	656595	9284643	206	18	All assays received
SJTRD-074-24	656596	9284660	206	16	All assays received
SJTRD-075-24	656596	9284676	204	18	All assays received
SJTRD-076-24	656599	9284652	205	18	All assays received
SJTRD-077-24	656801	9284637	212	15	All assays received
SJTRD-078-24	656558	9284652	205	18	All assays received
SJTRD-079-24	656567	9284653	206	18	All assays received
SJTRD-080-24	656578	9284653	205	18	All assays received
SJTRD-081-24	656588	9284649	205	18	All assays received
SJTRD-082-24	656604	9284655	221	16	All assays received
SJTRD-083-24	656614	9284655	221	18	All assays received
SJTRD-084-24	656624	9284654	221	18	All assays received
SJTRD-085-24	656634	9284654	220	18	All assays received
SJTRD-086-24	656648	9284654	220	18	All assays received
SJTRD-087-24	656645	9284625	209	15	All assays received

SJTRD-088-24	656625	9284600	208	15	All assays received
SJTRD-089-24	656634	9284599	208	15	All assays received
SJTRD-090-24	656588	9284596	211	15	All assays received
SJTRD-091-24	656577	9284597	212	15	All assays received
SJTRD-092-24	656568	9284602	223	15	All assays received
SJTRD-093-24	656556	9284597	209	15	All assays received
SJTRD-094-24	656711	9284454	218	15	All assays received
SJTRD-095-24	656733	9284452	219	15	All assays received
SJTRD-096-24	656772	9284449	220	15	All assays received
SJTRD-097-24	656797	9284441	214	15	All assays received
SJTRD-098-24	656826	9284430	209	15	All assays received
SJTRD-099-24	656744	9284621	196	15	All assays received
SJTRD-100-24	656702	9284607	203	15	All assays received
SJTRD-101-24	656506	9284656	209	15	All assays received
SJTRD-102-24	656451	9284645	210	15	All assays received
SJTRD-103-24	656452	9284600	212	15	All assays received
SJTRD-104-24	656507	9284600	210	15	All assays received
SJTRD-105-24	656553	9284579	236	15	All assays received
SJTRD-106-24	656496	9284557	235	15	All assays received
SJTRD-107-24	656451	9284545	223	15	All assays received
SJTRD-108-24	656860	9284396	220	15	All assays received
SJTRD-109-24	656849	9284447	211	15	All assays received
SJTRD-110-24	656808	9284432	215	15	All assays received
SJTRD-111-24	656798	9284438	218	15	All assays received
SJTRD-112-24	656794	9284467	231	15	All assays received
SJTRD-113-24	656777	9284434	212	15	All assays received

SJTRD-114-24	656744	9284432	221	15	All assays received
SJTRD-115-24	656757	9284469	219	15	All assays received
SJTRD-116-24	656741	9284469	204	15	All assays received
SJTRD-117-24	656727	9284431	218	15	All assays received
SJTRD-118-24	656682	9284440	214	15	All assays received
SJTRD-119-24	656689	9284464	213	15	All assays received
SJTRD-120-24	656660	9284452	208	15	All assays received
SJTRD-121-24	656664	9284475	206	15	All assays received
SJTRD-122-24	656661	9284500	230	15	All assays received
SJTRD-123-24	656665	9284541	206	15	All assays received
SJTRD-124-24	656612	9284539	210	15	All assays received
SJTRD-125-24	656606	9284501	213	15	All assays received
SJTRD-126-24	656612	9284449	218	15	All assays received
SJTRD-127-24	656609	9284401	227	15	All assays received
SJTRD-128-24	656611	9284346	213	15	All assays received
SJTRD-129-24	656606	9284296	219	15	All assays received
SJTRD-130-24	656558	9284298	234	15	All assays received
SJTRD-131-24	656510	9284301	229	15	All assays received
SJTRD-132-24	656463	9284291	219	15	All assays received
SJTRD-133-24	656406	9284297	223	15	All assays received
SJTRD-134-24	656359	9284294	224	15	All assays received
SJTRD-135-24	656311	9284297	215	15	All assays received
SJTRD-136-24	656257	9284301	265	15	All assays received
SJTRD-137-24	656214	9284291	216	15	All assays received
SJTRD-138-24	656659	9284298	249	15	All assays received
SJTRD-139-24	656754	9284300	220	15	All assays received
SJTRD-140-24	656802	9284300	208	15	All assays received
SJTRD-141-24	656835	9284295	194	15	All assays received
SJTRD-142-24	656848	9284349	217	12	All assays received

Notes:

1.	All holes are collared at a vertical hole angle.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, the scientific and technical information herein this news release. Mr. Pereira is a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Data Verification

For this drill core sampling program, samples were taken from the NQ/HQ core by sawing the drill core in half, with one-half sent to SGS Geosol Laboratórios Ltda. ("SGS") in Brazil for assaying, and the other half of the core retained at the site for future reference. Sample lengths downhole were uniformly 1.0 m. For the auger drilling program, samples were collected at a 1 m sample interval, with the material being dried, homogenized and split in the field to obtain a 1 kg representative sample which was sent to SGS for analysis. The remaining auger sample material is stored until the lab results are received, and a 1 kg sample duplicate is maintained in the archive.

SGS is a certified commercial laboratory located in Vespasiano, Minas Gerais, Brazil, and is independent of GoldMining. GoldMining has implemented a quality assurance and quality control program for the sampling and analysis of drill core and auger samples, including duplicates, mineralized standards and blank samples for each batch of 100 samples. The gold analyses were completed by FAA505 method (fire-assay with an atomic absorption finish on 50 grams of material). Copper assays were completed by the GE_ICP40Q method (multi-acid digestion with an inductively coupled plasma optical emission spectroscopy finish on 0.25 gram of material).

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements and expectations respecting the Company's expectations regarding the project and expected work programs thereat and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to São Jorge may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.